Filed pursuant to Rule 424(b)(3)

SEC File No. 333-170388

BRE Properties, Inc.

Supplement dated February 17, 2012

Superseding the Supplements dated January 7, 2011 and August 5, 2011

To Prospectus Supplement dated November 5, 2010

To Prospectus dated November 5, 2010

This is a supplement (the “Third Supplement”), superseding the Supplement dated January 7, 2011 (the “First Supplement”) and the Supplement dated August 5, 2011 (the “Second Supplement”), to the Prospectus Supplement dated November 5, 2010 (the “Prospectus Supplement”), to the Prospectus dated November 5, 2010 (the “Prospectus”). This Third Supplement relates to the offer and sale, from time to time, of common stock by us pursuant to separate equity distribution agreements, dated February 24, 2010, between us and each of Deutsche Bank Securities Inc., J.P. Morgan Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC and Wells Fargo Securities, LLC (the “Equity Distribution Agreements”). This Third Supplement supersedes the First Supplement and the Second Supplement and updates certain information in the Prospectus Supplement, and the related Prospectus, as follows.

SUPPLEMENTAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

This discussion is a supplement to, and is intended to be read together with, the discussion under the heading “United States Federal Income Tax Considerations” beginning on page 39 of the Prospectus, and this discussion supersedes, in its entirety, the discussion under the headings “Supplemental United States Federal Income Tax Considerations” in the First Supplement and the Second Supplement. This summary is for general information only and is not tax advice.

The following discussion should replace, in its entirety, the discussion under the heading “Tax Rates” in the Prospectus.

The maximum tax rate for non-corporate taxpayers for (1) capital gains, including certain “capital gain dividends,” is generally 15% (although depending on the characteristics of the assets which produced these gains and on designations which we may make, certain capital gain dividends may be taxed at a 25% rate) and (2) “qualified dividend income” is generally 15%. However, dividends payable by REITs are not eligible for the 15% tax rate on qualified dividend income, except to the extent that certain holding requirements have been met and the REIT’s dividends are attributable to dividends received from taxable corporations (such as its taxable REIT subsidiaries), to income that was subject to tax at the corporate/REIT level (for example, if it distributed taxable income that it retained and paid tax on in the prior taxable year), or to dividends properly designated by the REIT as “capital gain dividends.” For taxable years beginning after December 31, 2012, the 15% the capital gains tax rate is currently scheduled to increase to 20% and the rate applicable to dividends will increase to the tax rate then applicable to ordinary income. In addition, U.S. holders that are corporations may be required to treat up to 20% of some capital gain dividends as ordinary income.

In addition, certain U.S. holders that are individuals, estates or trusts are required to pay an additional 3.8% tax on, among other things, dividends, interest on and capital gains from the sale or other disposition of stock or debt obligations for taxable years beginning after December 31, 2012. U.S. holders should consult their tax advisors regarding the effect, if any, of these additional taxes on their ownership and disposition of our capital stock or debt securities.

The following discussion should replace, in its entirety, the discussion under the heading “New Legislation Relating to Foreign Accounts” in the Prospectus.

Foreign Accounts

Withholding taxes may apply to certain types of payments made to “foreign financial institutions” (as specially defined in the Code) and certain other non-United States entities. Specifically, a 30% withholding tax may be imposed on dividends and interest on, and gross proceeds from the sale or other disposition of, our capital stock or debt securities paid to a foreign financial institution or to a non-financial foreign entity, unless (1) the foreign financial institution undertakes certain diligence and reporting, (2) the non-financial foreign entity either certifies it does not have any substantial United States owners or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (1) above, it must enter into an agreement with the United States Treasury requiring, among other things, that it undertake to identify accounts held by certain United States persons or United States-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to non-compliant foreign financial institutions and certain other account holders.

Although these rules currently apply to applicable payments made after December 31, 2012 (other than payments made on certain debt securities discussed below), the IRS has issued Proposed Treasury Regulations providing that the withholding provisions described above will generally apply only to payments of dividends or interest made on or after January 1, 2014 and to payments of gross proceeds from a sale or other disposition of stock or debt securities on or after January 1, 2015. In addition, although these rules currently would not apply to debt securities outstanding on March 18, 2012, the Proposed Treasury Regulations indicate that the rules would not apply to debt securities outstanding on January 1, 2013.

The Proposed Treasury Regulations described above will not be effective until they are issued in their final form, and as of the date of this Third Supplement, it is not possible to determine whether the proposed regulations will be finalized in their current form or at all. Prospective investors should consult their tax advisors regarding these withholding provisions.

FOR A COMPLETE DESCRIPTION OF THE OFFER AND SALE OF COMMON STOCK PURSUANT TO THE EQUITY DISTRIBUTION AGREEMENTS, AS WELL AS THE UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS RELATED THERETO, PLEASE REVIEW THIS SECOND SUPPLEMENT, THE PROSPECTUS SUPPLEMENT AND THE PROSPECTUS IN THEIR ENTIRETY.

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